                                                                    Exhibit 99.1

BRASCAN                                                                  Q2/2001
STOCK SYMBOL: BNN TSE/NYSE

                         INTERIM REPORT TO SHAREHOLDERS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2001

    SECOND QUARTER EARNINGS FROM CONTINUING OPERATIONS INCREASED TO A RECORD $107 MILLION DESPITE A LARGE DECLINE IN METAL AND FOREST PRODUCT PRICES.

FELLOW SHAREHOLDERS: Earnings from Brascan's continuing operations increased to a record $107 million for the three months ended June 30, 2001, up from $104 million in the same quarter of 2000. Earnings from continuing operations for the six months ended June 30, 2001 also increased to $196 million or $1.00 per share, up from $191 million or $0.96 per share last year. Total income for the first six months of 2000 was $451 million, which included gains of $260 million.

Improved returns from property, financial services and energy operations, along with property and security gains realized at the operating level, more than offset the impact of lower natural resource product prices and a strike at the Sudbury nickel operations. The group's participation in a number of industry sectors with varying business cycles enabled Brascan to achieve record financial results.

                                                   Three months ended       Six months ended
                                                         June 30                 June 30
MILLIONS, EXCEPT PER SHARE AMOUNTS (CDN.$)          2001        2000        2001        2000
-----------------------------------------          ------      ------      ------      ------
GROUP REVENUES                                     $3,357      $3,437      $6,569      $6,638
                                                   ------      ------      ------      ------
INCOME FROM CONTINUING OPERATIONS                  $  107      $  104      $  196      $  191
    Income and gain on

    sale of discontinued operations                     -           -           -         260
                                                   ------      ------      ------      ------
NET INCOME                                         $  107      $  104      $  196      $  451
                                                   ------      ------      ------      ------
PER DILUTED CLASS A AND CLASS B COMMON SHARE:
    Income from continuing operations              $ 0.56      $ 0.53      $ 1.00      $ 0.96
    Net income                                     $ 0.56      $ 0.53      $ 1.00      $ 2.41
                                                   ======      ======      ======      ======

2001 HIGHLIGHTS

- Over $800 million was invested during the first six months in new properties and production facilities, as part of the company's program to expand its base with high quality assets.

- Over $400 million of group equity securities were repurchased at discounts to their underlying values, under the initiative started in 2000 to enhance shareholder values.

- In response to the growing interest in value stocks, the common shares of Brascan and a number of affiliates continue to increase in value.

- Key executive appointments were made to implement the group's succession plans and broaden its management base.


Q2/2001 INTERIM REPORT                                                         1

OPERATING OVERVIEW

Property operations contributed $92 million in the first six months of 2001, up from $56 million in the same period last year. This increase reflects improved returns from commercial properties as a result of proactive re-leasing programs as well as gains on the sale of part interests in three office properties: 53 and 75 State Street in Boston and Fifth Avenue Place in Calgary.

Natural resource operations contributed $18 million in the first six months, down from $87 million last year. Mining and metals' earnings declined from $56 million to $15 million, mainly due to lower base metal prices and the impact of the strike at Falconbridge's nickel operations in Sudbury. These factors were partly offset by tax recoveries and a gain on the sale of Noranda's shareholdings in Newmont Mining Corporation in May 2001.

The contribution from forest products' operations declined from $31 million to $3 million, due mainly to lower lumber, panelboard and pulp prices, and provisions related to the closing of a paper mill in Ohio as part of the consolidation of the group's specialty paper operations.

Energy operations contributed $47 million in the first six months, up from $40 million last year. Higher revenues from marketing operations and the return to more normal water flows on the lower Mississippi River more than offset the impact of lower precipitation levels early in the year at the company's operations in northern Ontario and western Quebec.

Financial and other operations contributed $90 million in the first six months, up from $71 million last year, reflecting the growth in investment banking and asset management operations and security gains. The contribution from Brazilian operations for the period increased to $8 million from $6 million last year.

BUSINESS DEVELOPMENT

Progress continues on the multi-year capital investment program to expand the group's production base and long-term earnings potential.

Property Operations

- Construction has started on the 1.2 million square foot CIBC World Markets office tower at 300 Madison Avenue in midtown Manhattan for completion in early 2004.

- A 50% interest was acquired in the 1.8 million square foot Bay-Adelaide Centre office project in downtown Toronto. This includes a 1.2 million square foot office tower, which Brookfield plans to develop on securing major tenancies.

- A 25% interest was acquired in a partnership formed to redevelop the Hudson Bay Centre, a one million square foot office-retail complex in midtown Toronto.

Natural Resource Operations

- The Antamina copper-zinc mine in Peru began shipping copper concentrate in July destined for Noranda's Gaspe copper smelter. Commercial production is now scheduled for the fourth quarter, more than two months ahead of schedule.

- The Lomas Bayas copper mine and the adjacent Fortuna de Cobre copper deposit in northern Chile were acquired for US$175 million.


2                                                            BRASCAN CORPORATION

- The group's mineral reserves were increased with the purchase of the Montcalm nickel-copper deposit in Ontario and an agreement to purchase the El Pachon copper deposit in central western Argentina.

- Construction is near completion on two panelboard projects - the $180 million Barton oriented strandboard mill in Alabama and a $40 million particleboard line installation at the Cowie mill in Scotland.

Energy Operations

- Great Lakes Hydro Income Fund acquired a 50% interest in the Powell River hydroelectric facilities in British Columbia. This added 82 megawatts of capacity to the group's power production base, increasing it to 987 megawatts.

- Construction commenced on four new hydroelectric generating stations in Ontario, British Columbia and southern Brazil, with an aggregate capacity of 121 megawatts.

Financial and Other Operations

- Trilon launched the Tricap Restructuring Fund to focus on corporate restructurings and business turnarounds.

- Brascan Imobiliaria acquired an interest in two large residential land assemblies to broaden its strong residential land base in Rio de Janeiro and Sao Paulo.

CAPITAL REPURCHASE PROGRAM

Brascan and its affiliates repurchased $434 million of group securities during the first half of 2001 to increase value for the benefit of the group's continuing shareholders.

- Brascan acquired 4.3 million publicly held common shares of Great Lakes Power Inc. in accordance with a going-private transaction approved by Great Lakes' shareholders. These shares were acquired in exchange for $250,000 in cash and 3.9 million Class A common shares of Brascan.

- Brascan acquired 883,400 of its Class A common shares during the first six months of 2001 through normal course purchases.

- Brascan acquired 3,676,700 common shares of Nexfor Inc. during the first five months of 2001 through normal course purchases, increasing its ownership of Nexfor to 36%.

- Brookfield acquired an additional $92 million of common equity interests in its principal US operating subsidiary.

- Trilon acquired 14.5 million of its common shares under a substantial issuer bid, increasing Brascan's ownership of Trilon to 71%.

MANAGEMENT APPOINTMENTS

During the quarter, a number of key management appointments were made within the Brascan group. These changes reflect the implementation of the company's succession plans initiated two years ago.

- The board of directors of Brascan approved the appointment of Bruce Flatt as President and Chief Executive, effective March 31, 2002. During the past five years, Bruce Flatt, currently President and Chief Executive of Brookfield, together with Brookfield's Chairman Gordon Arnell, transformed Brookfield into one of North America's premier office property companies.


Q2/2001 INTERIM REPORT                                                         3

- Upon stepping down as President and Chief Executive of Brascan, Jack Cockwell will become a Group Chairman, with group-wide responsibility for capital allocation, partnership building and industry trend analysis.

- Richard ("Ric") Clark, currently President and Chief Executive of Brookfield's US office property subsidiary, was appointed President and Chief Executive of Brookfield effective March 31, 2002. Ric has played a key role in the successful expansion of the company's US office property operations.

- Derek Pannell, who has held a number of senior operating roles in the Noranda group, including overseeing the successful development of the US$2.3 billion Antamina copper-zinc mine in Peru, was appointed President and Chief Operating Officer of Noranda. In his new role, he will be responsible for enhancing the profitability of Noranda's world-wide mining and metallurgical operations.

- With the appointment of Derek Pannell, David Kerr, currently Chief Executive of Noranda, will assume the role of Chairman and Chief Executive, with responsibility for the renewal of Noranda's mineral reserves and the expansion of its production base as well as the development of key joint venture and other partner relationships.

- Catharine Johnston was recently appointed Executive Vice-President, Business Excellence of Noranda, with responsibility for increasing Noranda's organizational effectiveness and ensuring that best management and operational practices are adopted across the company.

- Richard Legault, in addition to his role as Brascan's Chief Financial Officer, was recently appointed Executive Vice-President of Great Lakes Power with responsibility for implementing the group's plans to expand its power generating base.

In a related initiative, Bruce Flatt together with a number of other senior group executives plan to increase their effective ownership interests in Brascan. This will be achieved through Canadian Express Limited, which currently owns 3.3 million Brascan Class A common shares and recently filed a prospectus to raise $125 million by issuing fixed rate preferred shares of a subsidiary, with the proceeds dedicated to acquire additional Brascan Class A shares.

CORPORATE AND OUTLOOK

The regular quarterly dividend of $0.25 per share was declared, payable on November 30, 2001 to Class A and Class B common shareholders of record at the close of business on November 1, 2001.

Solid business operations with quality assets have been established in three value sectors - commercial properties, power generation and natural resources - as well as a strong and growing financial services business. We intend to continue enhancing value by selectively expanding the group's business base and by employing a value-adding approach to each of our operations. Furthermore, we are determined to translate these values into increased shareholder returns.



Robert J. Harding                   Jack L. Cockwell
Chairman                            President and Chief Executive Officer

August 2, 2001

4                                                            BRASCAN CORPORATION

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET

                                                        JUNE 30    December 31
MILLIONS                                                   2001           2000
--------                                                -------    -----------
ASSETS
   Cash and cash equivalents                            $   259        $   347
   Securities                                             2,451          2,371
   Accounts and notes receivable                          2,430          2,833
   Investments accounted for using equity method          3,726          3,654
   Property, plant and equipment                          2,159          2,018
   Other assets                                             397            378
                                                        -------        -------
                                                        $11,422        $11,601
                                                        =======        =======
LIABILITIES
   Accounts payable and other                           $   756        $   812
   Corporate borrowings                                   1,351          1,360
   Subsidiary company borrowings                          2,349          2,420
                                                        -------        -------
                                                          4,456          4,592
DEFERRED CREDITS                                            390            395
CAPITAL BASE
   Minority interests                                     1,497          1,701
   Shareholders' equity (Note 3)                          5,079          4,913
                                                        -------        -------
                                                          6,576          6,614
                                                        -------        -------
                                                        $11,422        $11,601
                                                        =======        =======

Note: This interim report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe", "expect", "anticipate", "intend", "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company's continuous disclosure documents, including its 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.


Q2/2001 INTERIM REPORT                                                         5

CONSOLIDATED STATEMENT OF INCOME

                                                        Three months ended           Six months ended
                                                              June 30                     June 30
MILLIONS, EXCEPT PER SHARE AMOUNTS                      2001          2000          2001          2000
----------------------------------                     ------        ------        ------        ------
GROUP REVENUES                                         $3,357        $3,437        $6,569        $6,638
   Revenue of equity accounted affiliates               3,079         3,150         5,965         6,077
                                                       ------        ------        ------        ------
   Consolidated revenues                                  278           287           604           561
   Equity in pre-tax earnings of affiliates                84           130           150           236
                                                       ------        ------        ------        ------
INCOME BEFORE THE UNDERNOTED ITEMS                        362           417           754           797
   Operating expenses                                     139           141           304           284
   Interest expense                                        62            60           134           125
   Minority interests                                      34            46            71            80
   Taxes and other provisions                              20            66            49           117
                                                       ------        ------        ------        ------
INCOME FROM CONTINUING OPERATIONS                         107           104           196           191
   Income and gain
    on sale of discontinued operations (Note 5)             -             -             -           260
                                                       ------        ------        ------        ------
NET INCOME                                             $  107        $  104        $  196        $  451
                                                       ======        ======        ======        ======
PER BASIC CLASS A AND CLASS B COMMON SHARE
   Income from continuing operations                   $ 0.56        $ 0.53        $ 1.00        $ 0.96
   Net income                                          $ 0.56        $ 0.53        $ 1.00        $ 2.45
                                                       ======        ======        ======        ======
PER DILUTED CLASS A AND CLASS B COMMON SHARE
   Income from continuing operations                   $ 0.56        $ 0.53        $ 1.00        $ 0.96
   Net income                                          $ 0.56        $ 0.53        $ 1.00        $ 2.41
                                                       ======        ======        ======        ======


CONSOLIDATED STATEMENT OF RETAINED EARNINGS

                                     Three months ended           Six months ended
                                           June 30                     June 30
MILLIONS                             2001          2000          2001          2000
--------                            ------        ------        ------        ------
BALANCE, BEGINNING OF PERIOD        $2,401        $2,230        $2,367        $1,938
   Net income                          107           104           196           451
                                    ------        ------        ------        ------
                                     2,508         2,334         2,563         2,389
                                    ------        ------        ------        ------
SHAREHOLDER DISTRIBUTIONS
   Convertible note interest             1             2             2             4
   Preferred share dividends            10            11            21            21
   Common share dividends               42            42            85            85
                                    ------        ------        ------        ------
                                        53            55           108           110
                                    ------        ------        ------        ------
BALANCE, END OF PERIOD              $2,455        $2,279        $2,455        $2,279
                                    ======        ======        ======        ======


6                                                            BRASCAN CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

                                               Three months ended            Six months ended
                                                     June 30                     June 30
MILLIONS                                        2001          2000          2001          2000
--------                                       -----         -----         -----         -----
GROUP OPERATING CASH FLOWS                     $ 351         $ 491         $ 697         $ 962
   Operating cash flows
    of equity accounted affiliates               222           361           458           729
                                               -----         -----         -----         -----
CONSOLIDATED CASH FLOW FROM OPERATIONS           129           130           239           233
                                               -----         -----         -----         -----
FINANCING AND SHAREHOLDER DISTRIBUTIONS
   Corporate borrowings:
     Issuances                                    31             7            57            10
     Repayments                                    -           (16)          (80)         (306)
   Subsidiary company borrowings:
     Issuances                                    42           156           123           176
     Repayments                                  (45)           (1)         (214)           (7)
   Minority interests                              -             -          (176)            -
   Convertible note repurchases                    -           (40)            -           (40)
   Shares:
     Issuances                                     -             -             -             1
     Repurchases                                  (5)           (1)          (22)           (1)
   Convertible note interest paid                 (1)           (2)           (2)           (4)
   Dividends paid                                (52)          (53)         (106)         (106)
                                               -----         -----         -----         -----
                                                 (30)           50          (420)         (277)
                                               -----         -----         -----         -----
INVESTING
   Securities:
     Purchases                                  (123)         (117)         (219)         (117)
     Sales                                        20           114           139           175
   Loans and other receivables:
     Advances                                   (209)         (154)         (549)         (622)
     Collections                                 432            86           922           215
   Investment in property and equipment          (51)          (54)         (135)         (118)
   Corporate investments sold                      -             -             -           619
   Other                                        (108)          (44)          (65)         (103)
                                               -----         -----         -----         -----
                                                 (39)         (169)           93            49
                                               -----         -----         -----         -----
CASH AND CASH EQUIVALENTS
   Increase (Decrease)                            60            11           (88)            5
   Balance, beginning of period                  199            94           347           100
                                               -----         -----         -----         -----
   Balance, end of period                      $ 259         $ 105         $ 259         $ 105
                                               =====         =====         =====         =====


Q2/2001 INTERIM REPORT                                                         7

Notes to Consolidated Financial Statements

1.    SUMMARY OF ACCOUNTING POLICIES

Reference is made to the company's most recently issued Annual Report, which includes information necessary or useful to understanding the company's businesses and financial statement presentation. In particular, the company's significant accounting policies and practices are presented as Note 1 to the Consolidated Financial Statements included in that Report.

      The quarterly financial statements are unaudited. Financial information in this Report reflects any adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with generally accepted accounting principles in Canada.

      The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior year amounts have been restated or reclassified to conform to the current year's presentation.

2.    CHANGE IN ACCOUNTING POLICIES

In the first quarter of 2001, the company adopted the new accounting standard issued by the Canadian Institute of Chartered Accountants on Earnings Per Share. The new section harmonizes Canadian standards with the United States standards for the calculation of diluted earnings per share. All earnings per share numbers have been retroactively restated and the changes are not significant.

3.    SHAREHOLDERS' EQUITY

                                        JUNE 30   December 31
MILLIONS                                   2001          2000
--------                                -------   -----------
Convertible notes                        $   99        $   99
Class A Preference shares                   732           732
Class A and Class B common shares         4,248         4,082
                                         ------        ------
                                         $5,079        $4,913
                                         ======        ======


4.  COMMON SHARES OUTSTANDING

                                                                 JUNE 30        December 31
                                                                    2001               2000
                                                             -----------        -----------
Class A and Class B common shares issued                     172,438,247        169,375,803
Unexercised options                                            3,493,917          3,012,707
Reserved for conversion of subordinated notes                  3,106,847          3,116,782
                                                             -----------        -----------
Total fully diluted Class A and Class B common shares        179,039,011        175,505,292
                                                             ===========        ===========
Exercisable options                                            1,986,547          1,965,037
                                                             ===========        ===========


5.    INCOME AND GAIN ON SALE OF DISCONTINUED OPERATIONS

In March 2000, the company sold its investment in Canadian Hunter Exploration Inc. for gross proceeds of $619 million. After providing for taxes and other costs in connection with the sale, the company realized a net gain of $250 million. Brascan's share of Canadian Hunter's income in 2000 prior to its sale was $10 million.


8                                                            BRASCAN CORPORATION

6.    SEGMENTED INCOME STATEMENT

The company's business segments are based on the industry sectors which the company uses to manage its businesses and assess their operating performance.

                                                             Three months ended June 30       Six months ended June 30
MILLIONS, EXCEPT PER SHARE AMOUNTS                            2001                 2000        2001              2000
----------------------------------                           -----                -----       -----             -----

REVENUES
    Property operations                                      $  53                $  34       $  92             $  56
    Natural resource operations                                 13                   46          18                87
    Energy operations                                           27                   20          47                40
    Financial and other operations                              39                   35          90                71
    Investment and other income                                 18                   29          38                49
                                                             -----                -----       -----             -----
                                                               150                  164         285               303
                                                             -----                -----       -----             -----
UNALLOCATED EXPENSES
    Interest expense                                            24                   25          50                53
    Minority interests                                          16                   16          33                33
    Operating and other costs                                    3                   19           6                26
                                                             -----                -----       -----             -----
                                                                43                   60          89               112
                                                             -----                -----       -----             -----
EARNINGS FROM CONTINUING OPERATIONS                            107                  104         196               191
    Income and gain on sale of discontinued operations           -                    -           -               260
                                                             -----                -----       -----             -----
NET INCOME                                                    $107                 $104        $196              $451
                                                             =====                =====       =====             =====
EARNINGS PER DILUTED CLASS A AND CLASS B COMMON SHARE
    Income from continuing operations                        $0.56                $0.53       $1.00             $0.96
    Net income                                               $0.56                $0.53       $1.00             $2.41
                                                             =====                =====       =====             =====


7.    SEGMENTED BALANCE SHEET ANALYSIS

Brascan's segmented balance sheets, which show the equity investment in each business segment and the principal affiliates operating in each sector as at June 30, 2001 and December 31, 2000, were as follows:

                                                              JUNE 30   December 31
MILLIONS                                  AFFILIATE              2001          2000
--------                                --------------        -------   -----------
OPERATING ASSETS
    Property operations                 Brookfield             $1,409        $1,332
    Natural resource operations         Noranda                 1,783         1,809
                                        Nexfor                    421           400
    Energy operations                   Great Lakes               818           692
    Financial and other operations      Trilon                  1,423         1,376
                                        Brascan Brazil            406           399
FINANCIAL AND OTHER ASSETS                                      1,034         1,137
                                                               ------        ------
                                                               $7,294        $7,145
                                                               ======        ======
LIABILITIES
    Accounts payable and other                                 $   45        $   42
    Company borrowings                                          1,351         1,360
                                                               ------        ------
                                                                1,396         1,402
DEFERRED CREDITS                                                  213           224
CAPITAL BASE
    Minority interests                                            606           606
    Shareholders' equity                                        5,079         4,913
                                                               ------        ------
                                                                5,685         5,519
                                                               ------        ------
                                                               $7,294        $7,145
                                                               ======        ======


Q2/2001 INTERIM REPORT                                                         9

8.    NET ASSET VALUE

The composition of the company's net asset value by business sector and the principal affiliates operating in each sector at June 30, 2001 and December 31, 2000, is set out in the following table:

                                                              NUMBER OF COMMON SHARES     JUNE 30    December 31
MILLIONS                               AFFILIATE                      AND EQUIVALENTS        2001           2000
--------                               ---------              -----------------------     -------    -----------

OPERATING ASSETS
    Property operations                Brookfield                        78.1              $2,265        $ 2,062
    Natural resource operations        Noranda                           94.1               1,534          1,407
                                       Nexfor                            51.1                 406            337
    Energy operations                  Great Lakes                      121.1               1,678          1,534
    Financial and other operations     Trilon                           106.1               1,377          1,247
                                       Brascan Brazil                    56.0                 640            640
FINANCIAL AND OTHER ASSETS                                                                  1,034          1,137
                                                                                           ------        -------
                                                                                           $8,934        $ 8,364
                                                                                           ======        =======
LOANS AND ACCOUNTS PAYABLE                                                                 $1,396        $ 1,402
DEFERRED CREDITS                                                                              100            100
CAPITAL BASE
    Minority interests                                                                        606            606
    Preference shares                                                                         732            732
    Class A and Class B common shares and convertible notes                                 6,100          5,524
                                                                                           ------        -------
                                                                                           $8,934        $ 8,364
                                                                                           ======        =======
PER DILUTED CLASS A AND CLASS B COMMON SHARE                                               $34.76        $ 32.02
                                                                                           ======        =======

Net asset values are derived by valuing the company's publicly traded affiliates at their quoted market values at the end of the reporting period, and by valuing Brascan Brazil at a 25% discount from the estimated domestic market value. The net asset value of the company's investment in Great Lakes is after eliminating $744 million of affiliate preference shares and is based on the market price of this company's shares immediately prior to Brascan acquiring the minority shareholdings.

      These net asset values do not reflect underlying values or control premiums attributable to these businesses nor the transaction costs or taxes that may result from their sale. Restructuring and tax provisions are excluded in determining the underlying values, as these largely relate to accounting adjustments and tax timing differences. Currency and other general financial provisions of $100 million have, however, been deducted. Values used for the company's financial and other assets and loans and accounts payable are included at their recorded book values.


10                                                           BRASCAN CORPORATION

Quarterly Financial Statistics

                                        2001                             2000                                  1999
                                 ------------------    ----------------------------------------    -----------------------------
                                    Q2        Q1         Q4         Q3         Q2         Q1         Q4         Q3         Q2
                                 -------    -------    -------    -------    -------    -------    -------    -------    -------
TOTAL (millions)
Net income (1)                   $   107    $    89    $    91    $   106    $   104    $   347    $   203    $    90    $    72
Shareholders' equity (2)         $ 5,079    $ 5,030    $ 4,913    $ 4,788    $ 4,817    $ 4,755    $ 4,462    $ 4,391    $ 4,356

Common shares outstanding (2)      172.4      172.6      169.4      169.9      174.1      173.9      173.9      173.8      173.4
                                 -------    -------    -------    -------    -------    -------    -------    -------    -------
PER COMMON SHARE
Net income (1),(3)               $  0.56    $  0.44    $  0.45    $  0.55    $  0.53    $  1.88    $  1.08    $  0.45    $  0.35
Dividends                        $  0.25    $  0.25    $  0.25    $ 0.245    $ 0.245    $ 0.245    $ 0.245    $ 0.245    $ 0.245

Book value (2),(3)               $ 24.77    $ 24.46    $ 24.24    $ 24.02    $ 23.61    $ 23.35    $ 21.72    $ 20.84    $ 20.70
Share price (2)                  $ 26.02    $ 25.75    $ 21.95    $ 19.60    $ 17.40    $ 18.00    $ 19.10    $ 20.80    $ 22.45
                                 =======    =======    =======    =======    =======    =======    =======    =======    =======

1. Net income for Q1/2000 includes a net investment gain of $250 million or $1.40 per share on the sale of Canadian Hunter. Net income for Q4/1999 includes a deferred net investment gain of $110 million or $0.62 per share related principally to the company's investment in Trilon.

2.    At quarter end.

3.    Fully diluted.


Shareholder Information

STOCK EXCHANGE LISTINGS

                                   Symbol               Stock Exchange
                                  --------        ---------------------------
CLASS A LIMITED VOTING SHARES     BNN.A           Toronto, New York, Brussels

CLASS A PREFERENCE SHARES:
        Series 1                  BNN.PR.A                Toronto
        Series 2                  BNN.PR.B                Toronto
        Series 3                  BNN.PR.F               Canadian
        Series 4                  BNN.PR.C                Toronto
        Series 8                  BNN.PR.E                Toronto


DIVIDEND RECORD AND PAYMENT DATES (1)

                                          Record Date                        Payment Date
                                  ------------------------------      ---------------------------
CLASS A LIMITED VOTING SHARES     First day of February, May,         Last day of February, May
                                  August and November                 August and November

CLASS A PREFERENCE SHARES:

        Series 1, 2 and 4         15th day of March, June             Last day of March, June,
                                  September and December              September and December

        Series 3                  Second Wednesday of each month      Thursday following second
                                                                      Wednesday of each month

        Series 8                  15th day of January, April,         First day of February, May,
                                  July and October                    August and November

1.    All dividends are subject to declaration by the Board of Directors.


Q2/2001 INTERIM REPORT                                                        11

                                     BRASCAN

BRASCAN CORPORATION is focussed on increasing shareholder value through building businesses owning and operating high quality assets and capable of generating attractive returns. The Brascan group employs over 50,000 people in operating more than 120 major commercial properties and natural resource production facilities, principally in North and South America. Brascan is listed on the Toronto and New York stock exchanges under the symbol BNN.

Enquiries

Enquiries relating to the operations of the company should be directed to the company's
Head Office:

BRASCAN CORPORATION
Suite 4400, 181 Bay Street
BCE Place, P.O. Box 762
Toronto, Ontario  M5J 2T3
Telephone: 416-363-9491
Facsimile: 416-363-2856
Web Site:  www.brascancorp.com
e-mail:    enquiries@brascancorp.com


SHAREHOLDER AND GENERAL
ENQUIRIES:
ALAN V. DEAN
Senior Vice-President,
 Public and Corporate Affairs
Telephone: 416-956-5124
e-mail:    adean@brascancorp.com


Enquiries relating to dividends, address changes and share certificates should be directed to the company's Transfer Agent:

CIBC MELLON TRUST COMPANY
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario  M5C 2W9
Telephone: 416-643-5500 or
           1-800-387-0825
           (Toll free in Canada and U.S.A.)
Facsimile: 416-643-5501
Web Site:  www.cibcmellon.com
e-mail:    inquiries@cibcmellon.com


INVESTOR ENQUIRIES:
KATHERINE C. VYSE
Vice-President,
 Investor Relations and Communications
Telephone: 416-369-8246
e-mail:    kvyse@brascancorp.com

M. DIANE HORTON
Director, Investor Relations
Telephone: 416-956-5144
e-mail:    dhorton@brascancorp.com